Rule 424(b)(3)
                                                    Registration No. 333-60474


PRICING SUPPLEMENT NO. 224/A dated May 4, 2005
to Prospectus Supplement dated June 14, 2001
and Prospectus dated June 14, 2001

LEHMAN BROTHERS HOLDINGS INC.
Medium-Term Notes, Series G
Due Nine Months or More From the Date of Issue

CUSIP No.:                      52517PZM6

ISIN:                           US52517PZM66

Specified Currency:             US Dollars

Principal Amount:               US$5,000,000.00

                                Total                 Per Note
Issue Price:                    US$5,000,000.00       100%
Agent's Commission:             US$        0.00         0%
Proceeds to Lehman
   Brothers Holdings:           US$5,000,000.00       100%

The Notes will be issued in an aggregate principal amount of $5,000,000 and will form a single tranche with the $5,000,000 aggregate principal amount of Medium-Term Notes, Series G, due May 19, 2020, that Lehman Brothers Holdings will issue on May 19, 2005, as described in Pricing Supplement No. 224 dated April 22, 2005. The Notes will have the same CUSIP number as the other notes of this tranche and will settle on the same date as, and trade interchangeably with, the other notes of this tranche. The issuance of the Notes will increase the aggregate principal amount of the outstanding notes of this tranche to $10,000,000. In addition, at the Original Issue Date specified below, Lehman Brothers Holdings may issue additional Notes similar in all respects (including with respect to the Issue Price and the Agent's Commission specified above).

We may also issue additional Notes following the Original Issue Date at a new Issue Price and subject to a new Agent's Commission. All such additional Notes would form a single tranche with, have the same CUSIP number as, and trade interchangeably with these Notes immediately upon settlement.


Agent:                          Lehman Brothers Inc.

Agent's Capacity:               [  ]  As agent        [X ]  As principal  (See
                                                        "Underwriting" below.)

Original Issue Date:            May 19, 2005

Stated Maturity Date:           May 19, 2020, subject to Optional Redemption;
                                provided that if such day is not a New York or London Business Day, then such day will be the following New York and London Business Day unless such day falls in the following month in which case it will be the preceding New York and London Business Day.

Amortizing Note:                [  ]  Yes      [X ]  No

Amortization Schedule:          Not applicable


[  ]   Fixed Rate Note

[X ]   Floating Rate Note       [  ]  CD Rate
                  [  ]  Commercial Paper Rate
                  [  ]  Federal Funds Rate
                  [  ]  LIBOR Telerate
                  [  ]  LIBOR Reuters
                  [  ]  Treasury Rate:    Constant Maturity [  ] Yes   [  ] No
                  [  ]  Prime Rate
                  [  ]  J.J. Kenny Rate
                  [  ]  Eleventh District Cost of Funds Rate
                  [X ]  Other:  See "Interest Rate per Annum" below

Interest Rate per Annum:
                                * From the Original Issue Date through May 18, 2010, 7.00% times the Index;
                                *  From May 19, 2010 through May 18, 2015,
                                   8.00% times the Index; and
                                * From May 19, 2015 until the Stated Maturity Date, 15.00% times the Index

Minimum Interest Rate:          0%

Index: The number of calendar days (including non-Business Days) in each quarterly period on which the difference of the 30-Year CMS Rate minus the 10-Year CMS Rate is equal to or greater than 0, divided by the total number of calendar days (including non-Business Days) in each such quarterly period, subject to Accrual Determination Date below. See "Risk Factors" below for certain relevant considerations.

Interest Payment Dates:         Each August 19, November 19, February 19, and
                                May 19, commencing on August 19, 2005, subject to Optional Redemption; provided that if such day is not a New York or London Business
                                Day, then such day will be the following New
                                York and London Business Day unless such day falls in the following month in which case it will be the preceding New York and London
                                Business Day, and provided further that the final Interest Payment Date for any Notes shall be the applicable maturity date.

30-Year CMS Rate:               The rate that appears on Reuters page ISDA
                                FIX1 under the heading "30YR" at 11:00 a.m., New York city time. If such rate does not appear on Reuters page ISDA FIX1, the rate for such date shall be determined as if the parties had specified "USD-CMS-Reference Banks" as the applicable rate.

10-Year CMS Rate:               The rate that appears on Reuters page ISDA
                                FIX1 under the heading "10YR" at 11:00 a.m., New York city time. If such rate does not appear on Reuters page ISDA FIX1, the rate for such date shall be determined as if the parties had specified "USD-CMS-Reference Banks" as the applicable rate.

                                "USD-CMS-Reference Banks" on any Accrual
                                Determination Date will be the rate determined on the basis of the mid-market semi-annual swap rate quotations provided by the Reference Banks at approximately 11:00 a.m., New York city time on such Accrual Determination Date; and for this purpose, the semi-annual swap rate means the mean of the bid and offered rates for the semi-annual fixed leg, calculated on a 30/360 day count basis, of a fixed-for-floating U.S. Dollar interest rate swap transaction with a term equal to the Designated Maturity commencing on that date and in a Representative Amount with an acknowledged dealer of good credit in the swap market, where the floating leg, calculated on an actual/360 day count basis, is equivalent to USD-LIBOR-BBA with a designated maturity of three months. The rate for that date will be the arithmetic mean of the quotations, eliminating the highest quotation (or, in the event of equality, one of the highest) and the lowest quotation (or, in the event of equality, one of the lowest).

                                "Reference Banks" means five leading swap dealers in the New York city interbank market selected by the Calculation Agent for the purposes of providing quotations as provided above.

                                "Designated Maturity" means 30 years or 10 years, as the case may be.

                                "Representative Amount" means an amount that is representative for a single transaction in the relevant market at the relevant time.

Accrual Determination Date:     With respect to each New York and London
                                Business Day that does not occur during the Suspension Period, that New York and London
                                Business Day. With respect to each day that is not a New York or London Business Day not occurring during the Suspension Period, the last preceding New York and London Business
                                Day. The Accrual Determination Date applicable to the day five New York and London Business
                                Days prior to an Interest Payment Date will remain in effect until that Interest Payment
                                Date.

Suspension Period:              The period beginning on the fifth New York and
                                London Business Day prior to but excluding each Interest Payment Date (including the Stated
                                Maturity Date).

New York Business Day:          Any day that is not a Saturday or Sunday and
                                that, in New York City, is not a day on which banking institutions generally are authorized or obligated by law or executive order to be closed.

London Business Day:            A day other than a Saturday or Sunday on which
                                dealings in deposits in U.S. dollars are transacted, or with respect to any future date are expected to be transacted, in the London interbank market.

Interest Computation:           Interest will be computed on the basis of a
                                360-day year of twelve 30-day months or, in the case of an incomplete month, the number of days elapsed.

"Accrue to Pay":                [  ]  Yes      [X ]  No

Interest Rate
   Calculation Agent:           Lehman Brothers Special Financing

Optional Redemption:            The Notes may be redeemed prior to the Stated
                                Maturity Date at the option of Lehman Brothers
                                Holdings in whole or in part at a price equal to 100% of the principal amount being redeemed, from time to time on each Interest Payment
                                Date, commencing on August 19, 2005. Notice of redemption will be given not less than five New
                                York and London Business Days prior to the redemption date.

Optional Repayment:             Not applicable.

Extension of Maturity:          Not applicable.

Form of Note:                   [X ]  Book-entry only (global)
                                [  ]  Certificated

Depository:                     The Depository Trust Company

Authorized Denominations:       $1,000.00 and whole multiples of $1,000.00

Issuer Rating:                  Long-term senior unsecured debt of Lehman
                                Brothers Holdings is currently rated A by Standard & Poor's Ratings Services, A1 by
                                Moody's Investors Service and A+ by Fitch
                                Ratings.


RISK FACTORS

An investment in the Notes entails certain risks not associated with an investment in conventional floating rate medium-term notes. See "Risk Factors" generally in the Prospectus Supplement. Investors should also consider the risk that the difference of the 30-Year CMS Rate minus the 10-Year CMS Rate, determined on a daily basis, may be less than zero on one or more New York Business Days during the applicable period, in which event no interest will accrue for the related days during the period.

The secondary market for, and the market value of, the Notes will be affected by a number of factors independent of the creditworthiness of Lehman Brothers Holdings, including the level and direction of interest rates, the Interest Accrual provisions applicable to the Notes, the anticipated level and potential volatility of the 30-Year CMS Rate and the 10-Year CMS Rate, the method of calculating the 30-Year CMS Rate and the 10-Year CMS Rate, the time remaining to the maturity of the Notes, the right of Lehman Brothers Holdings to redeem all or a portion of the Notes from time to time, the aggregate principal amount of the Notes and the availability of comparable instruments. The value of the 30-Year CMS Rate and the 10-Year CMS Rate depends on a number of interrelated factors, including economic, financial and political events, over which Lehman Brothers Holdings has no control. The following table sets forth the historical differences of the 30-Year CMS Rate minus the 10-Year CMS Rate:


Date               30-Year CMS minus       Date              30-Year CMS minus
                   10-Year CMS (%)                           10-Year CMS (%)

August 19, 1992           0.850000         February 19, 1999        0.203210
November 19, 1992         0.740000         May 19, 1999             0.122350
February 19, 1993         0.828000         August 19, 1999          0.193470
May 19, 1993              1.217214         November 19, 1999        0.184860
August 19, 1993           0.888319         February 22, 2000       -0.063940
November 19, 1993         0.832700         May 19, 2000            -0.032410
February 22, 1994         0.851300         August 21, 2000         -0.022210
May 19, 1994              0.493600         November 20, 2000        0.075960
August 19, 1994           0.415800         February 20, 2001        0.270170
November 21, 1994         0.272200         May 21, 2001             0.296060
February 21, 1995         0.290400         August 20, 2001          0.388090
May 19, 1995              0.386100         November 19, 2001        0.419620
August 21, 1995           0.370000         February 19, 2002        0.469500
November 20, 1995         0.345300         May 20, 2002             0.498140
February 20, 1996         0.407900         August 19, 2002          0.647710
May 20, 1996              0.215500         November 19, 2002        0.810770
August 19, 1996           0.268600         February 19, 2003        0.853730
November 19, 1996         0.342800         May 19, 2003             0.964500
February 19, 1997         0.291800         August 19, 2003          0.781280
May 19, 1997              0.189800         November 19, 2003        0.760760
August 19, 1997           0.209970         February 19, 2004        0.789550
November 19, 1997         0.134400         May 19, 2004             0.572170
February 19, 1998         0.245160         August 19, 2004          0.705600
May 19, 1998              0.153170         November 19, 2004        0.630120
August 19, 1998           0.087080         February 22, 2005        0.435350
November 19, 1998         0.303910


The historical experience of the 30-Year CMS Rate minus the 10-Year CMS Rate should not be taken as an indication of the future performance of the 30-Year CMS Rate minus the 10-Year CMS Rate during the term of the Notes.

Lehman Brothers Holdings Inc. may choose to redeem the Notes at times when prevailing interest rates are relatively low. As a result, investors generally will not be able to reinvest the redemption proceeds in a comparable security at an effective interest rate as high as the Notes being redeemed.


CERTAIN UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

Treatment of Notes as Contingent Payment Debt Instruments

Lehman Brothers Holdings intends to treat the Notes as "contingent payment debt instruments." As such, Lehman Brothers Holdings intends to report interest deductions with respect to the Notes based on this treatment and will, upon written request, provide holders of Notes with a projected payment schedule. Under such characterization, holders of the Notes will accrue original issue discount based on the "comparable yield" of the Notes (generally, the rate at which Lehman Brothers Holdings would issue a fixed rate debt instrument with terms and conditions similar to the Notes), and if the actual payments made on the Notes differ from the projected payments, positive or negative adjustments will be made for such differences for tax purposes. In addition, any gain or loss on the sale, exchange or retirement of the Notes generally will be treated as ordinary income or loss.

Based on the current interest rate environment, Lehman Brothers Holdings estimates that the comparable yield of the Notes would be an annual rate of approximately 5.82%, compounded quarterly. Lehman Brothers Holdings will not determine the actual comparable yield of the Notes, however, until they are issued. Any positive adjustment, for the amount by which an actual payment exceeds a projected contingent payment, will be treated as additional interest. Negative adjustments will be treated as follows: (i) first, any negative adjustment will reduce the amount of interest required to be accrued in the current year, (ii) second, any negative adjustments that exceed the amount of interest accrued in the current year will be treated as ordinary loss to the extent that the holder's total interest inclusions exceed the total amount of net negative adjustments treated as ordinary loss in prior taxable years, and (iii) third, any excess negative adjustments will be carried forward to offset future income or amount realized on disposition.

Holders of Notes can obtain the comparable yield of the Notes and the projected payment schedule by submitting a written request for them to Lehman Brothers Holdings at the following address (which replaces the address provided in the accompanying Prospectus):

                         Controllers Office
                         Lehman Brothers Holdings Inc.
                         745 Seventh Avenue
                         New York, New York 10019
                         (212) 526-7000

By purchasing a Note, a holder agrees to be bound by the determination of Lehman Brothers Holdings of the comparable yield and the projected payment schedule. For United States federal income tax purposes, a holder of Notes must use the comparable yield and projected payment schedule in determining its original issue discount accruals, and the adjustments thereto described above, in respect of the Notes. The comparable yield and projected payment schedule are not provided for any purpose other than the determination of a holder's original issue discount and adjustments thereof in respect of the Notes and do not constitute a projection or representation regarding the actual amount of the payments on a Note.

For a general discussion of the tax consequences associated with contingent payment debt instruments, see "United States Federal Income Tax Consequences-Debt Securities-Consequences to United States Holders-Contingent Payment Debt Securities" in the Prospectus.

It is possible that the Notes may be taxed in some manner other than that described above. A different treatment from that described above could affect the amount, timing and character of income, gain or loss in respect of an investment in the Notes. Investors should consult their own tax advisors regarding the tax consequences of the purchase, ownership and disposition of the Notes, including the tax consequences under state, local, foreign and other tax laws.


Certain Other United States Federal Income Tax Consequences

A summary of certain United States federal income tax consequences that will apply to holders of debt securities is set forth under "United States Federal Income Tax Consequences-Debt Securities" in the Prospectus. Holders should note that the backup withholding tax rate of 31% referenced in the Prospectus under "United States Federal Income Tax Consequences-Debt Securities-Information Reporting and Backup Withholding-United States Holders" has been reduced to 28% for payments made through 2010, after which time the rate will revert back to 31% absent Congressional action.

In addition, the sections below replace the summaries set forth in the Prospectus under "United States Federal Income Tax Consequences-Debt Securities-Consequences to Non-United States Holders-United States Federal Estate Tax" and "United States Federal Income Tax Consequences-Debt Securities-Information Reporting and Backup Withholding-Non-United States Holders."


Consequences to Non-United States Holders

United States Federal Estate Tax

Your estate will not be subject to United States federal estate tax on debt securities beneficially owned by you at the time of your death provided that:

* any payment to you on the debt securities would be eligible for exemption from the 30% United States federal withholding tax under the rules described in the bullet points under "United States Federal Income Tax Consequences-Debt Securities-Consequences to Non-United States Holders-United States Federal Withholding Tax," without regard to the certification requirements of the fourth bullet point; and
* interest on those debt securities would not have been, if received at the time of your death, effectively connected with the conduct by you of a trade or business in the United States.


Information Reporting and Backup Withholding

Non-United States Holders

If you are a non-United States holder of debt securities, Lehman Brothers Holdings must report annually to the IRS and to you the amount of payments Lehman Brothers Holdings makes to you and the tax withheld with respect to such payments, regardless of whether withholding was required. Copies of the information returns reporting such payments and withholding may also be made available to the tax authorities in the country in which you reside under the provisions of an applicable income tax treaty. You will not be subject to backup withholding regarding payments Lehman Brothers Holdings makes to you provided that Lehman Brothers Holdings does not have actual knowledge or reason to know that you are a United States person and Lehman Brothers Holdings has received from you the statement described above in the fourth bullet point under "United States Federal Income Tax Consequences-Debt Securities-Consequences to Non-United States Holders-United States Federal Withholding Tax."

In addition, you will be subject to information reporting and, depending on the circumstances, backup withholding regarding the proceeds of the sale of a debt security made within the United States or conducted through United States-related intermediaries, unless the payor receives the statement described above and does not have actual knowledge or reason to know that you are a United States person, or you otherwise establish an exemption.

Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against your United States federal income tax liability provided the required information is furnished to the IRS.


UNDERWRITING

Lehman Brothers Holdings has agreed to sell to Lehman Brothers Inc. (the "Agent"), and the Agent has agreed to purchase, the principal amount of the Notes. The Agent is committed to take and pay for all of the Notes, if any are taken.

The Agent proposes to offer the Notes initially at a public offering price equal to the Issue Price set forth above and to certain dealers at such price. After the initial public offering, the public offering price and other selling terms may from time to time be varied by the Agent.

The Notes are a new issue of securities with no established trading market. Lehman Brothers Holdings has been advised by the Agent that it intends to make a market in the Notes, but it is not obligated to do so and may discontinue market making at any time without notice. No assurance can be given as to the liquidity of the trading market for the Notes.

The Agent has agreed that it will, to the best of its knowledge, only offer or sell the Notes in compliance with the laws and regulations in any jurisdiction applicable to such offer or sale and it has not taken and will not take any action in any jurisdiction, other than the United States, that would permit a public offering of the Notes, or possession or distribution of any prospectus or any amendment or supplement thereto or any offering or publicity material relating to the Notes, in any country or jurisdiction where action for that purpose is required.

The Agent has represented and agreed that:

* it and each of its affiliates have not offered or sold and will not offer or sell any Notes to persons in the United Kingdom prior to the expiry of a period of six months from the issue date of the Notes except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations of 1995;
* it and each of its affiliates have only communicated or caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000 (the "FSMA") received by it in connection with the issue or sale of any Notes in circumstances in which Section 21(1) of the FSMA does not apply to Lehman Brothers Holdings; and
* it and each of its affiliates have complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the Notes in, from or otherwise involving the United Kingdom.

The Agent has separately further agreed that it has not, directly or indirectly, offered or sold and will not, directly or indirectly, offer or sell in the Netherlands anyNotesother than to persons who trade or invest in securities in the conduct of a profession or business (which include banks, stockbrokers, insurance companies, investment undertakings, pension funds, other institutional investors and finance companies and treasury departments of large enterprises).

It is expected that delivery of the Notes will be made against payment therefor more than three business days following the date of this pricing supplement. Trades in the secondary market generally are required to settle in three business days unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the securities on any day prior to the third business day before the settlement date will be required to specify an alternative settlement cycle at the time of any such trade to prevent failed settlement.

Lehman Brothers Holdings has agreed to indemnify the Agent against certain liabilities under the Securities Act of 1933, as amended, as described in the accompanying Prospectus Supplement.

Capitalized terms used herein without definition have the meanings ascribed to them in the Prospectus Supplement and Prospectus.


Lehman Brothers Holdings Inc.


By:      /s/   Nahill Younis
Name:    Nahill Younis
Title:   Authorized Officer